SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hutchison Telecommunications International Limited

(Name of Issuer)

Ordinary Shares, nominal value HK$0.25 each

(Title of Class of Securities)

44841T 10 7

(CUSIP Number)

Eirene Yeung

8th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

(852-2128-8888)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mr. Li Ka-shing – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 266,621,499 Ordinary Shares of the Issuer
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 266,621,499 Ordinary Shares of the Issuer
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,621,499 Ordinary Shares of the Issuer
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 4,782,162,875 Ordinary Shares of the Issuer which are in issue and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Emino Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 91,106 Ordinary Shares of the Issuer
8 SHARED VOTING POWER - 0 -
9 SOLE DISPOSITIVE POWER 91,106 Ordinary Shares of the Issuer
10 SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,106 Ordinary Shares of the Issuer
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,782,162,875 Ordinary Shares of the Issuer which are in issue and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vision City International Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 154,440 Ordinary Shares of the Issuer
8 SHARED VOTING POWER - 0 -
9 SOLE DISPOSITIVE POWER 154,440 Ordinary Shares of the Issuer
10 SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,440 Ordinary Shares of the Issuer
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,782,162,875 Ordinary Shares of the Issuer which are in issue and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Yuda Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 266,375,953 Ordinary Shares of the Issuer
8 SHARED VOTING POWER - 0 -
9 SOLE DISPOSITIVE POWER 266,375,953 Ordinary Shares of the Issuer
10 SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,375,953 Ordinary Shares of the Issuer
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,782,162,875 Ordinary Shares of the Issuer which are in issue and outstanding.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Ordinary Shares, nominal value HK$0.25 each (“Ordinary shares”), of Hutchison Telecommunications International Limited (the “Issuer”), a company incorporated in the Cayman Islands (the “Issuer”). The Issuer’s principal executive office is 20/F, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong.

Item 2. Identity and Background.

Mr. Li Ka-shing

Mr. Li Ka-shing is a citizen of Hong Kong. His business address is 7th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. His present principal occupation is the Chairman of Cheung Kong (Holdings) Limited and Hutchison Whampoa Limited.

During the past five years, Mr. Li Ka-shing has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Emino Limited (“Emino”)

Emino was incorporated in British Virgin Islands. The principal business of Emino is that of investment holding. The registered address of Emino is Pasea Estate, Road Town, Tortola, British Virgin Islands.

Emino is indirectly wholly-owned by Mr. Li Ka-shing.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Emino and the name, principal business address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated herein by reference.

During the past five years, neither Emino nor, to the best knowledge of Emino, any of its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Vision City International Limited (“Vision City”)

Vision City was incorporated in British Virgin Islands. The principal business of Vision City is that of investment holding. The registered address of Vision City is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Vision City is indirectly wholly-owned by Mr. Li Ka-shing.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Vision City and the name, principal business address of any corporation or other organization in which such employment is conducted are set forth in Schedule II hereto and are incorporated herein by reference.

During the past five years, neither Vision City nor, to the best knowledge of Vision City, any of its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Yuda Limited (“Yuda”)

Yuda was incorporated in British Virgin Islands. The principal business of Yuda is that of investment holding. The registered address of Yuda is Pasea Estate, Road Town, Tortola, British Virgin Islands.

Yuda is indirectly wholly-owned by Mr. Li Ka-shing.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Yuda and the name, principal business address of any corporation or other organization in which such employment is conducted are set forth in Schedule III hereto and are incorporated herein by reference.

During the past five years, neither Yuda nor, to the best knowledge of Yuda, any of its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Emino

Emino, a company ultimately controlled by Mr. Li Ka-shing, acquired 91,106 Ordinary Shares (the “Emino Shares”) in the Issuer on the listing of the Issuer’s Ordinary Shares on the Hong Kong Stock Exchange on October 15, 2004 and the quotation of the Issuer’s American Depositary Shares, each representing 15 Ordinary shares of the Issuer, on the New York Stock Exchange on October 14, 2004 (the “HTIL Listing”). The total consideration paid for the Emino Shares was HK$547,547.06 (approximately US$70,138.99 based on the closing spot rate quoted by Bloomberg on January 3, 2008, of US$1.00 = HK$7.8066), or HK$6.01 per Ordinary Share (approximately US$0.76 per Ordinary share based on the stated exchange rate), which was paid in cash. The consideration paid for each Ordinary Share was the offer price per Ordinary Share for the HTIL Listing. The source of the consideration for the Emino Shares was the working capital of Emino.

Vision City

Vision City, a company ultimately controlled by Mr. Li Ka-shing, acquired 154,440 Ordinary Shares (the “Vision City Shares”) in the Issuer on the occurrence of the HTIL Listing. The total consideration paid for the Vision City Shares was HK$928,184.40 (approximately US$118,897.39 based on the closing spot rate quoted by Bloomberg on January 3, 2008, of US$1.00 = HK$7.8066), or HK$6.01 per Ordinary Share (approximately US$0.76 per Ordinary share based on the stated exchange rate), which was paid in cash. The consideration paid for each Ordinary Share was the offer price per Ordinary Share for the HTIL Listing. The source of the consideration for the Vision City Shares was the working capital of Vision City.

Yuda

Yuda, a company ultimately controlled by Mr. Li Ka-shing, acquired 27,267,809 Ordinary Shares in the Issuer (the “Yuda (First Purchase) Shares”) on the exchange of 286,312,000 shares (the “HGC Shares”) in the issued share capital of Hutchison Global Communications Holdings Limited (“HGC”), a subsidiary of the Issuer, on the privatization and de-listing of the shares of HGC on the Hong Kong Stock Exchange on July 18, 2005 at a ratio of two Ordinary Shares in the Issuer for every 21 shares in HGC (the “HGC De-listing”). Full particulars of the HGC De-listing were disclosed by the Issuer in a Form 6-K filed by the Issuer on each of May 4, 2005, May 31, 2005, June 9, 2005, June 30, 2005 and July 19, 2005. No cash consideration was payable for the Yuda (First Purchase) Shares.

In a privately negotiated transaction, Yuda has agreed to purchase 239,108,144 Ordinary Shares of the Issuer (the “Yuda (Second Purchase) Shares”) from Orascom Telecom Eurasia Limited (“Orascom Eurasia”) pursuant to the terms of a share purchase agreement dated December 4, 2007 amongst Yuda, Orascom Eurasia and Orascom Telecom Holding S.A.E. (“Orascom”) (the “Yuda Purchase Agreement”), as amended by a supplemental letter dated December 27, 2007 entered into between the same parties (the “Yuda Supplemental Letter”) for a total cash consideration of HK$2,630,189,584 (approximately US$336,918,707 based on the closing spot rate quoted by Bloomberg on January 3, 2008, of US$1.00 = HK$7.8066), representing HK$11.00 per Ordinary Share (approximately US$1.409 per Ordinary Share based on the stated exchange rate) (the “Yuda Transaction”). The closing of the Yuda Transaction occurred on January 3, 2008. The source of the consideration for the Yuda (Second Purchase) Shares was the working capital of Yuda.

Item 4. Purpose of Transaction.

Emino

As disclosed more fully in Item 3 above, Emino acquired the Emino Shares on the HTIL Listing on October 15, 2004. The purpose of the transaction was to make an investment in the Issuer by taking up Emino’s proportional entitlement, as a shareholder of HWL (which indirectly wholly-owned HTIL immediately prior to the HTIL Listing) to acquire shares in the Issuer on the HTIL Listing.

Vision City

As disclosed more fully in Item 3 above, Vision City acquired the Vision City Shares on the HTIL Listing on October 15, 2004. The purpose of the transaction was to make an investment in the Issuer by taking up Vision City’s proportional entitlement, as a shareholder of HWL (which indirectly wholly-owned HTIL immediately prior to the HTIL Listing) to acquire shares in the Issuer on the HTIL Listing..

Yuda

(a)	The Yuda (First Purchase) Shares: As disclosed more fully in Item 3 above, Yuda acquired the Yuda (First Purchase) Shares on the HGC De-listing on July 18, 2005. The purpose of the transaction was to make an investment in the Issuer by electing to exchange Yuda’s HGC Shares for the Yuda (First Purchase) Shares, rather than to receive cash for Yuda’s HGC Shares, on the HGC De-listing.

(b)	The Yuda (Second Purchase) Shares: As disclosed more fully in Item 3 above, Yuda acquired the Yuda (Second Purchase) Shares pursuant to the Yuda Transaction on January 3, 2008. The purpose of the transaction was to increase Yuda’s investment in the Issuer.

Except as described above, none of the Reporting Persons, not, to the best of their knowledge, any of their respective directors and executive officers, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of the Schedule 13D rules.

Item 5. Interest in Securities of the Issuer.

(a)-(b)

(i)	Mr. Li Ka-shing: Through Mr. Li Ka-shing’s indirect ownership of 100% of the issued and outstanding shares of Emino, Vision City and Yuda, following the completion of the transactions more fully disclosed in this Schedule 13, Mr. Li Ka-shing beneficially owns 266,621,499 Ordinary Shares of the Issuer, representing approximately 5.57% of the issued and outstanding Ordinary Shares of the Issuer. Mr. Li Ka-shing has sole power to vote and dispose of all of these Ordinary Shares of the Issuer.

(ii)	Emino: Emino directly owns 91,106 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares. Emino has sole power to vote and dispose of all of these Ordinary Shares of the Issuer.

(iii)	Vision City: Vision City directly owns 154,440 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares of the Issuer. Vision City has sole power to vote and dispose of all of these Ordinary Shares.

(iv)	Yuda: Yuda directly owns 266,375,953 Ordinary Shares of the Issuer, representing approximately 5.57% of the issued and outstanding Ordinary Shares of the Issuer. Yuda has sole power to vote and dispose of all of these Ordinary Shares.

(v)	LI Tzar Kuoi, Victor: Mr. Victor Li, a director of Emino, Vision City and Yuda, indirectly beneficially owns 2,519,250 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares of the Issuer, through companies wholly owned by Mr. Victor Li. Mr. Victor Li has sole power to vote and dispose of all of these Ordinary Shares.

Except as described in this Item 5, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of their respective executive officers or directors, (i) beneficially owns any Ordinary Shares or American Depositary Shares of the Issuer as of the date hereof, or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of Ordinary Shares or American Depositary Shares of the Issuer.

(c)	Except as described in this Schedule 13, none of the Reporting Persons and, to their best knowledge, none of their respective executive officers or directors, has effected any transaction in Ordinary Shares or American Depositary Shares of the Issuer during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Yuda Share Purchase Agreement and the Yuda Supplemental Letter are described in Item 3, and copies of each are filed as Exhibits 1 and 2 respectively, to this Schedule 13D and are hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

The documents which have been filed as Exhibits are listed in the Exhibit Index herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2008

MR. LI KA-SHING

By:	/s/ Li Ka-shing

EMINO LIMITED VISION CITY INTERNATIONAL LIMITED YUDA LIMITED

By:	/s/ Ezra Pau
Name:	Pau Yee Wan, Ezra
Title:	Director

SCHEDULE I

Executive Officers and Directors of

Emino Limited

As of January 3, 2008

Name and Business Address[1]	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
LI Tzar Kuoi, Victor	Hong Kong

Director, Emino Limited

Managing Director and Deputy Chairman, Cheung Kong (Holdings) Limited[2]

Deputy Chairman and Executive Director, Hutchison Whampoa Limited[3]

Chairman, Cheung Kong Infrastructure Holdings Limited[4]

Chairman, CK Life Sciences Int’l., (Holdings) Inc.[5]

Co-Chairman, Husky Energy Inc.[6]

Executive Director, Hongkong Electric Holdings Limited[7]

Director, The Hongkong and Shanghai Banking Corporation Limited[8]

IP Tak Chuen, Edmond	British

Director, Emino Limited

Deputy Managing Director and Executive Director, Cheung Kong (Holdings) Limited[2]

Deputy Chairman and Executive Director, Cheung Kong Infrastructure Holdings Limited[4]

Senior Vice President and Chief Investment Officer, CK Life Sciences Int’l., (Holdings) Inc.[5]

Non-executive Director, TOM Group Limited[9]

Director, ARA Asset Management (Singapore) Limited[10]

Director, ARA Trust Management (Suntec) Limited[11]

Non-executive Director, ARA Asset Management Limited[12]

PAU Yee Wan, Ezra	Hong Kong	Director, Emino Limited Executive Director, Cheung Kong (Holdings) Limited[2]

YEUNG, Eirene	Hong Kong	Director, Emino Limited Director, Corporate Strategy Unit and Company Secretary, Cheung Kong (Holdings) Limited[2] Director, ARA Asset Management (Singapore) Limited[10]

SCHEDULE II

Executive Officers and Directors of

Vision City International Limited

As of January 3, 2008

Name and Business Address[1]	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization

LI Tzar Kuoi, Victor	Hong Kong

Director, Vision City International Limited

Managing Director and Deputy Chairman, Cheung Kong (Holdings) Limited[2]

Deputy Chairman and Executive Director, Hutchison Whampoa Limited[3]

Chairman, Cheung Kong Infrastructure Holdings Limited[4]

Chairman, CK Life Sciences Int’l., (Holdings) Inc.[5]

Co-Chairman, Husky Energy Inc.[6]

Executive Director, Hongkong Electric Holdings Limited[7]

Director, The Hongkong and Shanghai Banking Corporation Limited[8]

IP Tak Chuen, Edmond	British

Director, Vision City International Limited

Deputy Managing Director and Executive Director, Cheung Kong (Holdings) Limited[2]

Deputy Chairman and Executive Director, Cheung Kong Infrastructure Holdings Limited[4]

Senior Vice President and Chief Investment Officer, CK Life Sciences Int’l., (Holdings) Inc.[5]

Non-executive Director, TOM Group Limited[9]

Director, ARA Asset Management (Singapore) Limited[10]

Director, ARA Trust Management (Suntec) Limited[11]

Non-executive Director, ARA Asset Management Limited[12]

PAU Yee Wan, Ezra	Hong Kong	Director, Vision City International Limited Executive Director, Cheung Kong (Holdings) Limited[2]

YEUNG, Eirene	Hong Kong	Director, Vision City International Limited Director, Corporate Strategy Unit and Company Secretary, Cheung Kong (Holdings) Limited[2] Director, ARA Asset Management (Singapore) Limited[10]

SCHEDULE III

Executive Officers and Directors of

Yuda Limited

As of January 3, 2008

Name and Business Address[1]	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
LI Tzar Kuoi, Victor	Hong Kong

Director, Yuda Limited

Managing Director and Deputy Chairman, Cheung Kong (Holdings) Limited[2]

Deputy Chairman and Executive Director, Hutchison Whampoa Limited[3]

Chairman, Cheung Kong Infrastructure Holdings Limited[4]

Chairman, CK Life Sciences Int’l., (Holdings) Inc.[5]

Co-Chairman, Husky Energy Inc.[6]

Executive Director, Hongkong Electric Holdings Limited[7]

Director, The Hongkong and Shanghai Banking Corporation Limited[8]

IP Tak Chuen, Edmond	British

Director, Yuda Limited

Deputy Managing Director and Executive Director, Cheung Kong (Holdings) Limited[2]

Deputy Chairman and Executive Director, Cheung Kong Infrastructure Holdings Limited[4]

Senior Vice President and Chief Investment Officer, CK Life Sciences Int’l., (Holdings) Inc.[5]

Non-executive Director, TOM Group Limited[9]

Director, ARA Asset Management (Singapore) Limited[10]

Director, ARA Trust Management (Suntec) Limited[11]

Non-executive Director, ARA Asset Management Limited[12]

PAU Yee Wan, Ezra	Hong Kong	Director, Yuda Limited Executive Director, Cheung Kong (Holdings) Limited[2]

YEUNG, Eirene	Hong Kong	Director, Yuda Limited Director, Corporate Strategy Unit and Company Secretary, Cheung Kong (Holdings) Limited[2] Director, ARA Asset Management (Singapore) Limited[10]

Notes to Schedules:

1.	The business address of each of the named persons is 7th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

2.	The principal business address of Cheung Kong (Holdings) Limited is 7th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The principal business of Cheung Kong (Holdings) Limited is investment holding and project management, property development and investment, hotel and serviced suite operation, property and project management and securities investment.

3.	The principal business address of Hutchison Whampoa Limited is 22 Floor, Hutchison House, 10 Harcourt Road, Hong Kong. The principal business of Hutchison Whampoa Limited is that of a holding company with diversified interests and activities in the following cores businesses: ports and related services, telecommunications, property and hotels, retail and manufacturing, and energy, infrastructure, finance and investments.

4.	The principal business address of Cheung Kong Infrastructure Holdings Limited is 12th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The principal business of Cheung Kong Infrastructure Holdings Limited is development, investment and operation of infrastructure businesses in Hong Kong, the Mainland, Australia and the United Kingdom.

5.	The principal business address of CK Life Sciences Int’l., (Holdings) Inc. is 7th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The principal business of CK Life Sciences Int’l., (Holdings) Inc. is investment holding, research and development, manufacturing, commercialization, marketing and selling of environmental and human health products, as well as investment in various financial and investment products.

6.	The principal business address of Husky Energy Inc. is 707-8th Avenue S.W., Box 6525, Station D, Calgary, Alberta, Canada, T2P 3G7. The principal business of Husky Energy Inc. is investment in oil and gas.

7.	The principal business address of Hongkong Electric Holdings Limited is 44 Kennedy Road, Hong Kong. The principal business of Hongkong Electric Holdings Limited is generation and supply of electricity.

8.	The principal business address of The Hongkong and Shanghai Banking Corporation Limited is No. 1 Queen’s Road Central, Hong Kong. The principal business of The Hongkong and Shanghai Banking Corporation Limited is banking.

9.	The principal business address of TOM Group Limited is 48/F., The Center, 99 Queen’s Road Central, Central, Hong Kong. The principal business of TOM Group Limited is the provision of internet, outdoor media, publishing, sports, television and entertainment across markets in Mainland China, Taiwan and Hong Kong.

10.	The principal business address of ARA Asset Management (Singapore) Limited is 6 Temasek Boulevard, #16-02 to #16-05, Suntec Tower Four, Singapore 038986. ARA Asset Management (Singapore) Limited is the manager of Fortune Real Estate Investment Trust which holds a portfolio of eleven retail malls and properties in Hong Kong.

11.	The principal business address of ARA Trust Management (Suntec) Limited is 6 Temasek Boulevard, #16-02 to #16-05, Suntec Tower Four, Singapore 038986. ARA Trust Management (Suntec) Limited is the manager of Suntec Real Estate Investment Trust which holds a portfolio of 3 prime retail and office properties in Singapore.

12.	The principal business address of ARA Asset Management Limited is 6 Temasek Boulevard, #16-02 to #16-05, Suntec Tower Four, Singapore 038986. The business of ARA Asset Management Limited comprises four primary segments: real estate investment trust management, private real estate fund management, specialist equity fund management and corporate finance advisory services.

EXHIBIT INDEX

Exhibit No.	Description
1.	Yuda Purchase Agreement dated December 4, 2007 amongst Yuda Limited, Orascom Telecom Eurasia Limited and Orascom Telecom Holding S.A.E.

2.	Yuda Supplemental Agreement dated December 27, 2007 amongst Yuda Limited, Orascom Telecom Eurasia Limited and Orascom Telecom Holding S.A.E.

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13D filed herewith is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Date: January 15, 2008

MR. LI KA-SHING

By:	/s/ Li Ka-shing

EMINO LIMITED VISION CITY INTERNATIONAL LIMITED YUDA LIMITED

By:	/s/ Ezra Pau
Name:	Pau Yee Wan, Ezra
Title:	Director